UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO

FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36435

ENZON PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

20 Commerce Drive (Suite 135)

Cranford, New Jersey 07016

(732) 980-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Junior Participating Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

(1)	The Series A Junior Participating Preferred Stock Purchase Rights (the “Rights”) expired on April 30, 2017, pursuant to the terms of the Section 382 Rights Agreement, dated as of May 1, 2014, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent. Enzon Pharmaceuticals, Inc. previously filed a Registration Statement on Form 8-A to register the Rights on May 1, 2014.

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Enzon Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENZON PHARMACEUTICALS, INC.

Date: February 13, 2018	By:	/s/ Andrew Rackear
	Name:	Andrew Rackear
	Title:	Chief Executive Officer and Secretary